SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 1)

APPLIED SIGNAL TECHNOLOGY, INC.
(Name of Subject Company)

APPLIED SIGNAL TECHNOLOGY, INC.
(Name of Person Filing Statement)

Common Stock, without par value
(Title of Class of Securities)
038237103
(CUSIP Number of Class of Securities)
William B. Van Vleet III
President and Chief Executive Officer
460 West California Avenue
Sunnyvale, California 94086
(408) 749-1888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copy to:
Jason C. Harmon, Esq.
DLA Piper LLP (US)
6225 Smith Avenue
Baltimore, Maryland 21209
(410) 580-4170

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 (this “Amendment No. 1”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on December 30, 2010, by Applied Signal Technology, Inc., a California corporation, as amended or supplemented from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by RN Acquisition Company, a California corporation (“Purchaser”), a wholly owned subsidiary of Raytheon Company, a Delaware corporation (“Parent”), and pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, without par value (the “Shares”) that are not already owned by Parent and its subsidiaries at a price of $38.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase dated December 30, 2010 and the related Letter of Transmittal, as each may be amended or supplemented from time to time.
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.
Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented as set forth below.
     The second paragraph under the heading “Antitrust” is amended and supplemented to include the following new sentences at the end of such paragraph:
     “Parent filed a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer and the Merger on January 3, 2011. The Company filed a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer and the Merger on January 7, 2011. The initial waiting period applicable to the purchase of Shares will expire on January 18, 2011, unless the waiting period is earlier terminated by the FTC and Antitrust Division or extended by a request from the FTC or Antitrust Division for additional information or documentary material from Parent prior to that time.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APPLIED SIGNAL TECHNOLOGY, INC.
By:	/s/ William B. Van Vleet III
	Name:	William Van Vleet III
	Title:	President and Chief Executive Officer

Dated: January 10, 2011